SMALL BUSINESS ISSUERS

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                               ValuSALES.com, Inc.

           4101 Ravenswood Road, Suite 209, Fort Lauderdale, FL 33312

                                  954-792-3773

State of Incorporation:                                Florida EIN # 65-0910376

           Securities to be registered under Section 12(b) of the Act:

                                      None

          Securities to be registered under section 12 (g) of the Act:

                                  Common Stock



                                TABLE OF CONTENTS


                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS.....................................................................  3

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                 PLAN OF OPERATION....................................................................  5

ITEM 3.   DESCRIPTION OF PROPERTY.....................................................................  7

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                 OWNERS AND MANAGEMENT................................................................  7

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                 AND CONTROL PERSONS..................................................................  8

ITEM 6.   EXECUTIVE COMPENSATION......................................................................  8

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED
                 TRANSACTIONS    .....................................................................  9

ITEM 8.   DESCRIPTION OF SECURITIES...................................................................  9


                                    PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED
                 STOCKHOLDER MATTERS .................................................................  9

ITEM 2.   LEGAL PROCEEDINGS........................................................................... 10

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                 ACCOUNTING AND FINANCIAL DISCLOSURE.................................................. 10

ITEM 4.   RECENT SALE OF UNREGISTERED SECURITIES...................................................... 10

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS................................................... 10


                                    PART F/S

          FINANCIAL STATEMENTS........................................................................ 11

                                    PART III

         ITEM 1  INDEX TO EXHIBITS ................................................................... 11


SIGNATURES ........................................................................................... 12

NOTE REGARDING FORWARD-LOOKING STATEMENTS

                  Certain matters discussed in this Registration Statement on Form 10SB are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

ITEM 1 - DESCRIPTION OF BUSINESS
--------------------------------

         ValuSALES.com, Inc. a Florida corporation (the "Company") is in the business of marketing Internet and Technology products and services. The Company was incorporated in the State of Florida on August 22, 1997, under the name of September Project II Corp. Pursuant to a Merger Agreement with ValuSALES, Inc., the Company merged into September Project II Corp. and thereupon, changed its name to ValuSALES.com, Inc., which is its current name. The Company is headquartered at 4101 Ravenswood Road Suite 209, Fort Lauderdale, FL 33312.

         Business

         The Company provides value-added services that assist clients in establishing, developing and maintaining their Internet and e-commerce related businesses. The Company offers e-commerce solutions, business-to-business services, marketing solutions, web site development, web site hosting, data base design and management, computer hardware, computer software, computer networking, and Internet Mortgage banking.

         The company generates revenues from four Groups: the Odyssey Advertising Group, the Web Odyssey Group, the ValuComputers.com Group and the ValuMortgages.com Group.

         Groups

         1) Odyssey Advertising Group

         This group is a full service Internet and media advertising, corporate identity development, and marketing group specializing in aiding clients to better reach their revenue potential through conventional media and the Internet. The Company engages in various media and Internet related services, from audio and visual solutions to Internet commercials. The Company's small to medium customers include Kelly Tractor, Pantropic Power, and Copylite Products all of South Florida.

         2) Web Odyssey Group

         This group develops, designs and hosts web sites for companies interested in e-commerce solutions. The group provides value-added services that assist companies in establishing, developing and maintaining their Internet and e-commerce related businesses.

         3) ValuComputers.com Group

         This group provides network and Internet solutions for small and mid-size businesses. These products and services include computer hardware, software applications, networking, and consulting services.

         The Company specializes in several product areas as a Value Added Reseller. The division assembles custom configured PC's which are typically sold with a PC network, Internet services, and application software. All of the Company's products are sold with hardware and software service, training, and consulting. Because of this full service approach, the Company is able to achieve acceptable operating profit margins. These additional value added services, complement the Company's hardware sales.

         The Company intends to grow this group through the acquisition of other regional Value Added Resellers. Currently there are many companies offering similar products and services. The Company's strategy is to acquire other resellers in economically desirable areas and integrate products and services.

         The Valucomputers Group offers a full line of name brand new and refurbished computer products such as PCs and printers from manufacturers including IBM, Compaq, and HP.

         4) ValuMortgages.com Group

                   ValuMortgages.com, is what the Company believes to be, a next generation Internet mortgage banking firm. ValuMORTGAGES.com combines Internet technology with its role as a mortgage banker to make mortgages easier, faster and cheaper for customers to obtain. The Company also believes that its services are more efficient for lenders, brokers, Realtors and homebuilders to provide to their clients. The Company, ValuSales.com, Inc. d/b/a Valumortgages.com has a web site, www.valumortgages.com and is licensed with the State of Florida, Department of Banking and Finance, License audit Number: 0000042 as a Mortgage Lender.

                  The Company believes that on-line mortgages represent a large, rapidly growing market. The Company is dedicated to service when providing on-line mortgages directly to consumers. Additionally, ValuMortgages.com was recently launched in Spanish. By targeting the Hispanic marketplace, Valumortgages.com the Company believes it has targeted a growing niche market.

                 There are many factors that could affect the success of the Company. To the extent that our marketing efforts do not result in significantly higher net sales, we will be materially adversely affected. Also, we could expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may affect our operating results include the availability of competitive products for resale, success of joint ventures, mix of product sales and the ability to attract and maintain high quality sales, marketing and technology staff.

         Marketing

                  The Company promotes its various sales and marketing group's by direct sales efforts using telephone sales, conventional media advertising, and some Internet marketing. These advertisements are targeted at small and medium business customers who are likely to respond to specific ads or visit specific web sites to make a purchase. The Company employs several inside and outside sales people to help customers and to prospect business from various forms of lead generation.

         Market

          Growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and the increased awareness of the Internet among consumer and trade customers.

         According to Internet World, computers and computer equipment represent the number one category on the Internet in terms of what consumers are purchasing on line. The market for new and used computers is estimated at well over $100 billion for 1999 worldwide and U.S. personal computer sales at more than $50 billion, according to the Computer Almanac. Experts predict growth rates in this market of 6% annually well into the twenty-first century. Industry analysts agree, citing that changing technologies will continue to drive the demand for newer and faster personal computers.

         Internet services as well are seeing more and more business. Growing demand for better performance and more useful content has driven many companies to out-source their Web hosting resources.

         The Company currently has an extremely small portion of these markets and there can be no assurances that it will be able to penetrate these markets further in the future.

         Competition

         There are many competitors in the Internet commerce and services markets. The premiere web development, hosting, and advertising companies include; Mindspring, Highway Technologies, AOL, and Double Click. The competition the Company faces in the PC products and services markets are IBM, DELL, Compaq, Egghead, Cyberian Outpost, and many more. These companies are formidable competitors for direct marketing of PC hardware and Internet services.

         Most, if not all of the Company's competitors have significant competitive advantages. Internet search engines, and large traditional retailers have significantly greater operating histories, customer bases and brand recognition and/or e-commerce experience. In addition, certain competitors may be able to devote significantly greater resources to marketing campaigns, attracting traffic to their Web sites and attracting and retaining key employees. As we expand the Company's business through the introduction of new products and services, the Company will face competition from established providers of these products and services.

         The Company also potentially faces competition from a number of on-line services that have expertise in developing on-line commerce and facilitating Internet traffic. These potential competitors include Amazon.com, America Online, Microsoft and Yahoo! who could choose to compete with the Company either directly or indirectly through affiliations with other e-commerce companies. Other large companies with strong brand recognition, technical expertise and experience in on-line commerce and direct marketing could also seek to compete in the buyer driven commerce market.

         Competitive Position

         Competition in this area is extremely active; the growth rate of Internet commerce far exceeds the number of new players entering the field. Though several notable Internet players operate under a similar model as the Company's, most of these companies distribute solely through the Internet and utilize only one major supply channel for their source of new hardware, software and other equipment. We believe that the infancy of the Internet and e-commerce is far from blossoming and opportunities will continue to be abundant in all areas of Internet merchandise sales and services.

The Company believes it differentiates from our competitors in the following main areas:

We are broadly diversified through our network of acquired companies, joint ventures and affiliations.

     o We offer companies a full-service Internet solution: e-commerce solutions, B2B services ,marketing solutions, web site design and hosting, computer hardware, software & networking, and Internet Mortgage banking.

     o We operate multiple sales formats that include direct sales, web site sales, B-inventory sales (closeouts/liquidations) and email sales.

     o We cater to the Hispanic market by providing ValuMortgages.com in Spanish.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
         OF OPERATIONS
         -------------

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements, including the Notes thereto, of the Company included elsewhere in this registration statement. Forward-looking statements and comments in this document are made pursuant to the safe harbor provision of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, the prospects for the Company to increase the level of sales, maintain current sales levels, add new products and services and develop new Web sites are necessarily subject to risks and uncertainties, some of which are significant in scope and nature, including risks related to the demand for the Company's products and services, competition, and availability of capital.

         Overview

         The Company provides value-added services that assist clients in establishing, developing and maintaining their Internet and e-commerce related businesses. The Company intends to leverage as an Internet solutions provider by enhancing its brand recognition, developing incremental revenue opportunities and building its product and service offerings.

         Management believes that the key factor affecting the Company's long-term financial success is its ability to attract and retain customers in a cost-effective manner. Currently, the Company is seeking to expand its customer base and encourage repeat buying through multiple domestic marketing programs. Such programs include: (i) brand development, (ii) on-line and off-line marketing and promotional campaigns (iii) direct marketing programs designed to generate repeat sales from existing customers, and (iv) growth of the Company's direct sales force concentrating on small to medium sized businesses. The Company believes it can use its sales and marketing expertise along with the Internet as a powerful marketing tool to develop revenues in a consistent manner.

         The Company expects to experience fluctuations in its future operating results due to a variety of factors, many of which are outside the control of the Company. Factors that may affect the Company's operating results include the frequency of new product releases, success of strategic alliances, mix of product sales and seasonality of sales typically experienced by retailers. Sales in the computer retail industry are significantly affected by the release of new products. Infrequent or delayed new product releases, when they occur, negatively impact the overall growth in computer retail sales. Gross profit margins for Internet solutions, hardware, software and peripheral products vary widely, with computer hardware generally having the lowest gross profit margins. While the Company has some ability to affect its gross margins by varying its product mix with higher margin products such as Internet related services orders, the Company's sales mix will vary from period to period and the Company's gross margins will fluctuate accordingly.

Results of Operations: Calendar year 1999
-----------------------------------------

         Net sales are comprised of product and services sales, net of returns and allowances. Net sales were $776,302 in 1999.

         Cost of sales for the calendar year ended December 31,1999 were $552,410. As a percentage of net sales, the Company's gross margin was 28.8% in 1999.

         Selling, general and administrative expense includes administrative, finance and purchasing personnel and related costs, general office and depreciation expenses, as well as professional fees and advertising costs. Selling, general and administrative expenses were $381,008 for the year ended December 31, 1999.

         Net cash used in operating activities was $146,275 for the year ended December 31,1999. Net cash used in operating activities was primarily attributable to net losses and partially offset by increases in trade payables.

         Net cash provided by financing activities was $305,210 for the year ended December 31,1999. Net cash provided by financing activities resulted from the issuance of common stock in a Private Placement Offering and a loan from a shareholder.

Results of Operations: Six-months ended June 30, 2000
-----------------------------------------------------

          Net sales are comprised of product and services sales, net of returns and allowances. Net sales were $1,250,865 for the six-months ended June 30, 2000.

          Cost of sales for the six-months ended June 30, 2000 was $1,000,397. As a percentage of net sales, the Company's gross margin was 20% for the six-months ended June 30, 2000.

          Selling, general and administrative expense includes administrative, finance and purchasing personnel and related costs, general office and depreciation expenses, as well as professional fees and advertising costs. Selling, general and administrative expenses were $318,471 six-months ended June 30, 2000.

         Net cash used in operating activities was $76,501 for the six-months ended June 30, 2000. Net cash used in operating activities was primarily attributable to net losses and partially offset by increase in trade payables.

         Net cash provided by financing activities was $45,602 for the six-months ended June 30, 2000. Net cash provided by financing activities resulted from a loan form a shareholder.

         As of June 30, 2000, the Company had $123,278 of working capital. The Company believes that its current working capital, and cash generated from operations in 2000 will be sufficient to meet the Company's cash requirements through December 31, 2000. The Company's capital requirements will depend on numerous factors, including the rates at which the Company expands its personnel and infrastructure to accommodate growth and invests in new technologies. In addition, as part of its strategy, the Company evaluates potential alliances with businesses that extend or complement the Company's business. Future alliances may be funded with alliance financing, institutional financing, or additional equity offerings. There can be no assurance that future alliances, if identified, will be consummated by the Company.

         Management believes that based upon the current operating plan, existing cash and cash equivalents, and cash generated from operations will be sufficient to fund operating activities, capital expenditures and other obligations through December 31, 2000. However, if the Company is not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on acceptable terms, these failures could have a material adverse effect on the Company's business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then-current stockholders would be diluted.

         There can be no assurance that the Company will be able to raise any required capital necessary to achieve its targeted growth rates and future continuance on favorable terms or at all.

         The Company expects to continue with its current revenue growth plan as experienced in the first two quarters of 2000 and believes that with current available funds and funds generated from operations in 2000, there will be sufficient capital resources to allow the Company to continue in existence as a going concern.

ITEM 3 - DESCRIPTION OF PROPERTY
--------------------------------

         The Company's corporate office is currently located at 4101 Ravenswood Road, Suite 209, Fort Lauderdale, FL 33312. Pursuant to a written lease, the Company leases approximately 2,950 square feet at an annual rent of $ 37,000. The lease is for a term of 2 years.

         The Company's ValuComputers.com office is currently located at 3310 Hillsboro Blvd. Deerfield Beach, FL 33442. Pursuant to a written lease, the Company leases approximately 2,050 square feet at an annual rate of $32,000. The lease is for a term of 1 year.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

         As of June 30, 2000, the Company had 10,000,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of June 30, 2000, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

                             Name and                         Amount
                             Address of                         of
Title of                     beneficial                      beneficial               Percent of
Class                        owner                             owner                    class

Common                    Peter Fisher                        650,000                    6.5%
                          3310 Hillsboro Blvd.
                          Deerfield Beach, FL 33442

                          Albert Smith                        620,000                    6.2%
                          7727 Meadow Glen La.
                          Houston, TX 77063

                          Jim Joachimczyk                     600,000                    6.0%
                          1845 N. Warren
                          Milwaukee, WI 53202

                          Jonathan B.  Silverstein            300,000                    3.0%
                          1607 Osprey Bend
                          Weston, FL 33327


                          All officers and
                          Directors as a
                          Group (3 persons)                 1,050,000                   10.5%


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

         Directors and Executive Officers. The following are the Directors and Executive Officers of the Company. None of the Directors hold similar positions in any reporting company. The directors named below will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.

         V. Jeffrey Harrell, age 34, is the Chairman of the Board, President, and CEO of the Company. Mr. Harrell has held these positions since December 1999. Prior to joining ValuSales.com Mr. Harrell was employed by Southeast Bankers Mortgage Corp. as Vice President of Sales from December 1998 to January 1999, and before that he served as Vice President of Kensington-Ashworth Financial Group, Inc. from March 1994 to January 1998.

         Jonathan B. Silverstein, age 30, is the Vice President, Secretary and Director of the Company. Mr. Silverstein has held these positions since December 1999. Prior to that, Mr. Silverstein was President and Founder of Odyssey Advertising, Inc. from April 1997 to July 1999, and before that he served as President of Silverstein Graphics, Inc. from December 1993 to January 1997.

         Peter G. Fisher, age 38 is Executive Vice President and Director of the Company. Mr. Fisher has held these positions since December 1999. Prior to that, Mr. Fisher was President and Founder of Boca Technologies, Inc. from May 1997 to July 1999, and before that he was Sales Manager for Computer Access International, Inc. from January 1995 to May 1997.

ITEM 6 - EXECUTIVE COMPENSATION
-------------------------------

         The Company paid the following salaries to its executives:

                                                                                      1999             2000
V. Jeffrey Harrell, President, CEO, and
Chairman of the Board                                                               $2,000             $25,315

Jonathan B. Silverstein, VP and Secretary                                          $25,500             $49,500

Peter Fisher, Executive VP                                                         $24,000             $49,500


         None of the executives received any stock options or stock dividends. The three above executives received reimbursement for health insurance as part of their compensation. The directors were not compensated for any Board of Directors meetings.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

          On July 20, 1999 the Company acquired the assets of Boca Technologies, Inc. for $50,000 and 600,000 shares of common stock.

          On July 20, 1999 the Company acquired the assets of Odyssey Advertising, Inc. for $25,000 and 300,000 shares of common stock.

          At June 30, 2000 the Company owed $45,602 to one of its shareholders, Latitude26 Venture Corp.

ITEM 8- DESCRIPTION OF SECURITIES
---------------------------------

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 per share. Currently the Company has 10,000,000 shares issued and outstanding. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by stockholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares can elect all the members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of stockholders. The Company's Officers and Directors as a group (three persons) own directly approximately 10.9% of the Issuer's capital stock.

         All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to stockholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares of the Company are fully paid and non-assessable.

                                    PART II

ITEM 1 - MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
---------------------------------------------------------------

          The Company's Common Stock is listed for trading on the National Quotation Bureau Pink Sheets and it trading symbol VLUS. There was no trading of the Company's Common Stock prior to December 1999. The following table shows the quarterly high and low bid prices for the calendar year 1999 and the first half of 2000 as reported by the National Quotations Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

YEAR             PERIOD                        HIGH                      LOW

1999           Fourth Quarter                  0.00                      0.00
2000           First Quarter                   0.00                      0.00
               Second Quarter                   .51                       .25

          As of June 30, 2000, there were approximately 91 holders of record of the company's Common Stock.

          Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

         The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

         The Company registrar and transfer agent is Interwest Transfer Co., Inc., which is located at 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117 phone 801.272.9294.

ITEM 2 - LEGAL PROCEEDINGS
--------------------------

         The Company is subject to one lawsuit by a former employee who is suing it for wrongful discharge. The Company is vigorously defending the suit and does not believe that it is material to its operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

         Not Applicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

         As a result of the merger with ValuSales, Inc., the Company issued 5,000,000 shares of its common stock in that transaction. The shares were distributed to the prior shareholders of ValuSales, Inc., as part of the merger.

         No underwriters were involved in any of the offerings and all current offerings of the Company's securities have been completed.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

         The Company's Amended Articles of Incorporation provide for the indemnification of Directors in that Directors of this Corporation shall not be personally liable for monetary damages to the Company or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as Director. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a Director, officer, employee or agent of the Company or is or was serving at the request of the Company.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



                        PART F/S - FINANCIAL STATEMENTS


     See index to Financial Statements on Page F-1.



                                    PART III

ITEM 1  INDEX TO EXHIBITS

               EX-3.(I)   - ARTICLES OF INCORPORATION

               EX-3.(II)  - AMENDED ARTICLES OF INCORPORATION

               EX-3.(III) - BY_LAWS

                                   SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VALUSALES.COM, INC.


By: /s/ V. Jeffrey Harrell                          Date:  9/8/00
    -----------------------------------                  -------------
        V. Jeffrey Harrell, President

                         INDEX TO FINANCIAL STATEMENTS


December 31, 1999 - Audited

                                                                   Page #
Independent Auditor's Report....................................    F-2
Balance Sheet...................................................    F-3
Statement of Operations.........................................    F-4
Statement of Shareholders' Equity...............................    F-5
Statement of Cash Flows.........................................    F-6
Notes to Financial Statements...................................    F-7- F-10


June 30, 2000 - Unaudited

Balance Sheet - Unaudited.......................................    F-11
Statement of Operations - Unaudited.............................    F-12
Statement of Shareholders' Equity - Unaudited...................    F-13
Statement of Cash Flows - Unaudited.............................    F-14
Notes to Financial Statements...................................    F-15 - F-18

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
ValuSales.Com, Inc.

        I have audited the accompanying balance sheet of ValuSales.Com, Inc. as of December 31, 1999 and the related statements of operations, shareholders' equity, and cash flows for the period March 19, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ValuSales.Com, Inc. as of December 31, 1999, and the results of its operations and cash flows for the period March 19, 1999 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

                                                  /s/   ROBERT JARKOW
                                                  ---------------------------
                                                                ROBERT JARKOW
May 29, 2000                                      CERTIFIED PUBLIC ACCOUNTANT
                                                    3111 North Andrews Avenue
                                              Fort Lauderdale, Florida  33309
                                                               (954) 630-9070

                              VALUSALES.COM., INC.

                                  BALANCE SHEET

                                December 31, 1999


                                     ASSETS

        Current Assets

      Cash                                                                                        $  83,935
      Accounts receivable                                                                           143,360
      Inventories                                                                                    92,578
                                                                                                  ---------
            Total current assets                                                                    319,873

Property and equipment, net                                                                          37,038

Other
                                                                                                  ---------

                                                                                                  $ 356,911
                                                                                                  =========



               LIABILITIES & SHAREHOLDERS' EQUITY


Current Liabilities

      Accounts payable and accrued liabilities                                                    $ 106,104
      Due to shareholder                                                                             11,000
                                                                                                  ---------
            Total current liabilities                                                               117,104
                                                                                                  ---------


Shareholders' Equity

      Common stock-par value $.001; 50,000,000 shares authorized,
           10,000,000 issued and outstanding at
            December 31, 1999                                                                        10,000
      Additional paid-in capital                                                                    386,923
      Deficit                                                                                      (157,116)
                                                                                                  ---------
            Total shareholders' equity                                                              239,807
                                                                                                  ---------

                                                                                                  $ 356,911
                                                                                                  =========



   The accompanying notes are an integral part of these financial statements.

                              VALUSALES.COM., INC.

                             STATEMENT OF OPERATIONS

                 March 19, 1999 (Inception) to December 31, 1999








Revenues                                                             $  776,302

Cost of sales                                                           552,410
                                                                    -----------

     Gross profit                                                       223,892

Selling, general, and administrative expenses                           381,008
                                                                    -----------

     Net loss                                                       ($  157,116)
                                                                    ===========







(Loss) per share-basic                                              ($    0.043)
                                                                    ===========

Weighted - average common shares outstanding                          3,695,250
                                                                    ===========






   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                        STATEMENT OF SHAREHOLDERS' EQUITY

                 March 19, 1999 (Inception) to December 31, 1999




                                                                                                  Additional
                                                                           Common Stock             Paid-in
                                                                       Shares          Amount        Capital       (Deficit)

                                                              ----------------------------------------------------------------
Sale of common stock-net                                                375,000          $375       $293,835

Stock issued for services                                             1,052,000         1,052        101,361

Stock issued for acquired companies                                     900,000           900

Sale of common stock for acquisition of public shell                  2,673,000         2,673        172,327

Purchase of public shell                                                                            (175,000)

Reverse acquisition of ValuSales.Com, Inc.                            5,000,000         5,000         (5,000)

(Loss) for period 03-19-99 (inception) to 12-31-99                                                                  ($157,116)

                                                              ----------------------------------------------------------------
       Balance December 31, 1999                                     10,000,000       $10,000       $387,523        ($157,116)
                                                              ================================================================







   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                             STATEMENT OF CASH FLOWS

                 March 19, 1999 (Inception) to December 31, 1999




Cash flows from operating activities
        Net (loss)                                                    ($157,116)
        Adjustments to reconcile net (loss) to net cash
          (used) by operating activities
               Stock issued for services and acquired companies         102,713
               Depreciation                                               2,962
               Decrease(increase) in accounts receivable               (143,360)
               (Increase) in inventories                                (57,578)
               (Increase) in other
               Increase in accounts payable                             106,104
                                                                      ---------
                    Total adjustments                                    10,841
                                                                      ---------

                    Net cash (used) by operating activities            (146,275)
                                                                      ---------

Cash flows from investing activities
        Purchase of property and equipment
        Purchase of business assets                                     (75,000)
                                                                      ---------
                                                                        (75,000)
                                                                      ---------

Cash flows from financing activities
        Loan from shareholder                                            11,000
        Sale of common stock                                            469,210
        Purchase of public shell                                       (175,000)
                                                                      ---------
                    Net cash provided by financing activities           305,210
                                                                      ---------

Net change in cash                                                       83,935

Cash - beginning

                                                                      ---------
Cash - end                                                            $  83,935
                                                                      =========


Supplemental disclosures of cash flow information:
        Interest paid                                                 $      --
                                                                      =========
        Taxes paid                                                    $      --
                                                                      =========



   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

Note 1. Nature of Business

        ValuSales.Com, Inc. (the Company) offers Internet business-to-business and business-to-consumers products and services through the Worldwide Web. The Company also maintains retail outlets. The Company's divisions, and the business each of them conducts, are as follows:

         A. Odyssey Advertising designs and hosts websites for small and medium size companies. Their products and services include media advertising, corporate identity development and communications.


         B. Valucomputers.com offers a full line of brand name new and refurbished computer products, such as PC's and printers, from manufacturers including IBM, Compaq, and HP.


Note 2. Summary of Significant Accounting Policies

Basis of Presentation

        ValuSale.Inc. was incorporated in the State of Florida, on March 19, 1999 and had no operations. On July 20, 1999, it acquired the assets of, and signed employment agreements with the principals of, two privately held operating companies for $75,000 and 900,000 shares of common stock. The transaction was accounted for as a purchase. The assets were recorded at cost, which approximated market value. Operations are included from the date of acquisition.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

Note 2. Summary of Significant Accounting Policies-Continued

        On December 1, 1999, the Company, a public shell changed its name to ValuSales.Com, Inc., and acquired 100% of the outstanding stock of ValuSales, Inc. for 5,000,000 shares . For accounting purposes, the acquisition has been treated as a capital transaction rather than a business combination. The accounting is identical to that resulting from a reverse acquisition. Therefore, a recapitalization of the Acquired Company took place with the Acquired Company as the acquirer. The historical financial statements prior to December 1, 1999 are those of the Acquired Companies. All significant interdivisional transactions and balances have been eliminated.

Revenues

         The Company recognizes revenues as follows:

         A. Product sales revenue is recognized when the product is delivered.

         B.    Service revenue is recognized when the services arc performed.

         C.    Mortgage fee revenue is recognized when the mortgage is closed.

Use of Estimates

        Use of estimates and assumptions by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Inventories

        Inventories consists of computers and accessories and is stated at the lower of cost or market.

Property and Equipment

        Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the five year estimated useful lives of the assets.

         Property and equipment at December 31, 1999 consist of:

                                                                       1999

                           Computer equipment                       $25,000
                           Furniture and fixtures                    15,000
                                                                     ------
                                                                     40,000

                           Less: accumulated depreciation           (2,962)
                                                                    -------
                                                                    $37,038

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

Note 2. Summary of Significant Accounting Policies-Continued

(Loss) Per Share

         Basic (loss) per share equals net (loss) divided by the weighted average shares outstanding during the period. There are no items to give rise to diluted shares.

Note 3. Other Matters

         Employment Contracts-The Company entered into employment contracts with two shareholders on July 20, 1999, as part of the previously mentioned business acquisition. The contracts expire on July 20, 2000 and December 31, 2000, respectively. The agreements require total annul salaries of $176,000, and 10% pre tax income salary bonus.

        Leases-The Company's operating facilities are leased for two years thru June 2002, for an annual rent of approximately $37,000. Prior rent was under month-to-month arrangements for approximately $3,300 monthly.

         Due to Shareholder-is due on demand and bears no interest.

Note 4. Income taxes

        At December 31, 1999 the Company had net operating loss carry forward of approximately $54,400 which expires in 2014. The deferred benefit of the net operating loss carryforward has been fully reserved for due to the uncertainty of the timing of its recognition.

        At December 31, 1999, there are no items that give rise to deferred income taxes.

Note 5. Shareholders' Equity

         On April 1, 1999, ValuSales, Inc. had a private placement offering of 375,000 shares of its common stock at $1 per share. Cost of the offering was approximately $81,000. Such stock was sold pursuant to Rule 504 of Regulation D under the United States Securities Act of 1933.

                               VALUSALES.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

Note 6. Business Segments

        The Company is organized into two business segments (See Note 1). Summarized financial information concerning the Company's reportable segments is shown in the following table. Corporate related items not allocated to reportable segments are included in the reconciliation to the Balance Sheets and Statements of Operations.

                                        Valu         Odyssey
                                      Computers     Advertising         Total
                                      ---------     -----------         -----

        1999

        Net Sales                    $484,717        $291,585          $776,302
        Operating earnings
          (loss)                      (17,553)          4,197           (13,356)
        Depreciation                      875           2,087             2,962
        Total Assets                  145,886         153,899           299,785
        Capital Expenditures           15,000          25,000            40,000



Reconciliation to Balance Sheets and Statements of Operations:

                                                                           1999

               Assets
                Totals for reportable segments                         $299,785
                Corporate                                                57,126
                                                                       --------
                    Total                                              $356,911
                                                                       ========

               Operating results
                Totals for reportable segments                        ($13,356)
                Corporate                                             (143,760)
                                                                      --------
                    Total                                            ($157,116)
                                                                     =========

                              VALUSALES.COM., INC.

                                  BALANCE SHEET

                                  June 30, 2000
                                   (unaudited)

                                     ASSETS

Current Assets

      Cash                                                            $  44,516
      Accounts receivable                                               249,722
      Inventories                                                       112,454
                                                                      ---------
            Total current assets                                        406,692

Property and equipment, net                                              42,183

Other                                                                     6,343
                                                                      ---------

                                                                      $ 455,218
                                                                      =========




               LIABILITIES & SHAREHOLDERS' EQUITY


Current Liabilities

      Accounts payable and accrued liabilities                        $ 226,812
      Due to shareholder                                                 56,602
                                                                      ---------
            Total current liabilities                                   283,414
                                                                      ---------


Shareholders' Equity

      Common stock-par value $.001; 50,000,000 shares
           authorized, 10,000,000 issued and outstanding
            at June 30, 2000 and December 31, 1999                       10,000
      Additional paid-in capital                                        386,923
      Deficit                                                          (225,119)
                                                                      ---------
            Total shareholders' equity                                  171,804
                                                                      ---------

                                                                      $ 455,218
                                                                      =========



   The accompanying notes are an integral part of these financial statements.

                              VALUSALES.COM., INC.

                             STATEMENT OF OPERATIONS


                   Six Months Ended June 30, 2000 (Unaudited)







Revenues                                                           $  1,250,865

Cost of sales                                                         1,000,397

     Gross profit                                                       250,468

Selling, general, and administrative expenses                           318,471
                                                                   ------------

     Net loss                                                      ($    68,003)
                                                                   ============







(Loss) per share-basic                                             ($     0.007)
                                                                   ============

Weighted - average common shares outstanding                         10,000,000
                                                                   ============



   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                        STATEMENT OF SHAREHOLDERS' EQUITY


                   Six Months Ended June 30, 2000 (Unaudited)



                                                                                               Additional
                                                                           Common Stock          Paid-in
                                                                      Shares          Amount     Capital        (Deficit)
                                                               ------------------------------------------------------------
Sale of common stock-net                                             375,000          $375       $293,835

Stock issued for services                                          1,052,000         1,052        101,361

Stock issued for acquired companies                                  900,000           900

Sale of common stock for acquisition of public shell               2,673,000         2,673        172,327

Purchase of public shell                                                                         (175,000)

Reverse acquisition of ValuSales.Com, Inc.                         5,000,000         5,000         (5,000)

(Loss) for period 03-19-99 (inception) to 12-31-99                                                               ($157,116)

                                                               ------------------------------------------------------------
       Balance December 31, 1999                                  10,000,000        10,000        387,523         (157,116)

(Loss) for the six months ended June 30, 2000                                                                      (68,003)

                                                               ------------------------------------------------------------
       Balance June 30, 2000 (Unaudited)                          10,000,000       $10,000       $387,523        ($225,119)
                                                               ============================================================



   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                             STATEMENT OF CASH FLOWS


                   Six Months Ended June 30, 2000 (Unaudited)






Cash flows from operating activities
        Net (loss)                                                ($ 68,003)
        Adjustments to reconcile net (loss) to net cash
          (used) by operating activities
               Stock issued for services and acquired companies          --
               Depreciation                                           3,375
               Decrease(increase) in accounts receivable           (106,362)
               (Increase) in inventories                            (19,876)
               (Increase) in other                                   (6,343)
               Increase in accounts payable                         120,708
                                                                  ---------
                    Total adjustments                                (8,498)
                                                                  ---------

                    Net cash (used) by operating activities         (76,501)
                                                                  ---------

Cash flows from investing activities
        Purchase of property and equipment                           (8,520)
        Purchase of business assets
                                                                  ---------
                                                                     (8,520)

                                                                  ---------

Cash flows from financing activities
        Loan from shareholder                                        45,602
        Sale of common stock
        Purchase of public shell

                                                                  ---------
                    Net cash provided by financing activities        45,602
                                                                  ---------

Net change in cash                                                  (39,419)

Cash - beginning                                                     83,935
                                                                  ---------

Cash - end                                                        $  44,516
                                                                  =========


Supplemental disclosures of cash flow information:

        Interest paid                                             $      --
                                                                  =========
        Taxes paid                                                $      --
                                                                  =========



   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30, 2000 (Unaudited)

Note 1. Nature of Business

        ValuSales.Com, Inc. (the Company) offers Internet business-to-business and business-to-consumers products and services through the Worldwide Web. The Company also maintains retail outlets. The Company's divisions, and the business each of them conducts, are as follows:

         A. Web Odyssey, which began operations in April 2000, designs and hosts websites for small and medium size companies.

         B. Odyssey Advertising offers media advertising, corporate identity development and communications.

         C. Valumortgages.com, which began operation in January 2000, is a web based Mortgage banking firm. Valumortgages.com combines Internet technology with its role as a mortgage banker to make mortgages easier and faster for customers to obtain - and significantly more efficient for lenders, brokers, Realtors, and homebuilders. Valumortgages.com is in Spanish as well as English.

         D. Valucomputers.com offers a full line of brand name new and refurbished computer products, such as PC's and printers, from manufacturers including IBM, Compaq, and HP.


Note 2. Summary of Significant Accounting Policies

Basis of Presentation

         ValuSales.Inc. was incorporated in the State of Florida, on March 19, 1999 and had no operations. On July 20, 1999, it acquired the assets of, and signed employment agreements with the principals of, two privately held operating companies for $75,000 and 900,000 shares of common stock. The transaction was accounted for as a purchase. The assets were recorded at cost, which approximated market value. Operations are included from the date of acquisition.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30, 2000 (Unaudited)

Note 2. Summary of Significant Accounting Policies-Continued

         On December 1, 1999, the Company, a public shell (with no historical operations) changed its name to ValuSales.Com, Inc., and acquired 100% of the outstanding stock of ValuSales, Inc. for 5,000,000 shares . For accounting purposes, the acquisition has been treated as a capital transaction rather than a business combination. The accounting is identical to that resulting from a reverse acquisition. Therefore, a recapitalization of the Acquired Company took place with the Acquired Company as the acquirer. The historical financial statements prior to December 1, 1999 are those of the Acquired Companies. All significant interdivisional transactions and balances have been eliminated.

Revenues

         The Company recognizes revenues as follows:

         A. Product sales revenue is recognized when the product is delivered.

         B.       Service revenue is recognized when the services arc performed.

         C. Mortgage fee revenue is recognized when the mortgage is closed.

Use of Estimates

        Use of estimates and assumptions by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Inventories

        Inventories consists of computers and accessories and is stated at the lower of cost (specific identity) or market.

Property and Equipment

        Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the five year estimated useful lives of the assets.

         Property and equipment at December 31, 1999 and June 30, 2000 consist of:

                                                                   2000             1999
                                                                   ----             ----
                                                                Unaudited

                 Computer equipment                              $25,000          $25,000
                 Furniture and fixtures                           23,520           15,000
                                                                  ------           ------

                                                                  48,520           40,000
                 Less: accumulated depreciation                   (6,337)          (2,962)
                                                                 -------          -------
                                                                 $42,183          $37,038
                                                                 =======          =======

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30, 2000 (Unaudited)

Note 2. Summary of Significant Accounting Policies-Continued

(Loss) Per Share

         Basic (loss) per share equals net (loss) divided by the weighted average shares outstanding during the period. There are no items to give rise to diluted shares.

Note 3. Other Matters

         Employment Contracts-The Company entered into employment contracts with two shareholders on July 20, 1999, as part of the previously mentioned business acquisition. The contracts expire on July 20, 2000 and December 31, 2000, respectively. The agreements require total annul salaries of $176,000, and 10% pre tax income salary bonus.

        Leases-The Company's operating facilities are leased for two years thru June 2002, for an annual rent of approximately $37,000. Prior rent was under month-to-month arrangements for approximately $3,300 monthly.

         Due to Shareholder-is due on demand and bears no interest.

Note 4. Income taxes

        June 30, 2000 the Company had net operating loss carry forward of approximately $225,000 which expires tliru 2015. The deferred benefit of the net operating loss carryforward has been fully reserved for due to the uncertainty of the timing of its recognition.

        At December 31, 1999 and June 30, 2000, there are no items that give rise to deferred income taxes.

Note 5. Shareholders' Equity

         On April 1, 1999, ValuSales, Inc. had a private placement offering of 375,000 shares of its common stock at $1 per share. Cost of the offering was approximately $81,000. Such stock was sold pursuant to Rule 504 of Regulation D under the United States Securities Act of 1933.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30,2000 (Unaudited)


Note 6. Business Segments

        The Company is organized into four business segments (See Note 1). Summarized financial information concerning the Company's reportable segments is shown in the following table. Corporate related items not allocated to reportable segments are included in the reconciliation to the Balance Sheets and Statements of Operations.

                                                 Valu         Odyssey         Valu            Web
                                               Computers     Advertising   Mortgages      Odyssey              Total
                                               ---------     -----------   ---------      -------              -----
                1999
                ----

                Net Sales                    $484,717        $291,585                                         $776,302
                Operating earnings
                  (loss)                      (17,553)          4,197                                          (13,356
                Depreciation                      875           2,087                                            2,962
                Total Assets                  145,886         153,899                                          299,785
                Capital Expenditures           15,000          25,000                                           40,000

                2000
                ----

                Net Sales                     657,251         481,545           $37,626     $74,443          1,250,865
                Operating earnings
                  (loss)                       30,664         (20,242)          (59,343)     52,790              3,869
                Depreciation                      875           2,500                                            3,375
                Total Assets                  153,557         284,763                                          438,320
                Capital Expenditures            8,520                                                            8,520


Reconciliation to Balance Sheets and Statements of Operations:

                                                                                 2000                 1999
                                                                                 ----                 ----
               Assets                                                       Unaudited

                Totals for reportable segments                               $438,320             $299,785
                Corporate                                                      16,898               57,126
                                                                               ------               ------
                    Total                                                    $455,218             $356,911
                                                                             ========             ========

               Operating results

                Totals for reportable segments                                 $3,869             ($13,356)
                Corporate                                                     (71,872)            (143,760)
                                                                             --------            ---------
                    Total                                                    ($68,003)           ($157,116)
                                                                            =========           ==========